October 1, 2019

John Busshaus
Chief Financial Officer
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburg, Pennsylvania 15213

       Re: Liberated Syndication Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 000-55779

Dear Mr. Busshaus:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          CF Office of
Technology